

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 30, 2017

Thomas Brooks
Chief Executive Officer
Pay My Time Limited
30, Percy Street, London W1T2DB
United Kingdom

> **Re:** **Pay My Time Limited**
> **Registration Statement on Form S-1**
> **Filed March 3, 2017**
> **File No. 333-216437**

Dear Mr. Brooks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the language in the first risk factor on page 18; however, you appear to be a shell company as defined in Securities Act Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover page

2.   Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no-minimum basis. Additionally, given the "no minimum" nature of the offering, supplement the disclosure on pages 10 and 20 to reflect assumed completion of 10%, 25%, 50% and 75% of the proposed offering, rather than assuming that all of the securities being offered will be sold.

3.   Please clarify how you considered the sale of 1 million shares by selling shareholders in determining the termination date of this offering.

The Company

Initial Capital Formation, page 9

4.   Please clarify your reference to requiring additional funding to finance film projects as this appears to be inconsistent with the company's proposed business plan.

Risk Factors, page 10

5.   Please add risk factor disclosure that your two largest shareholders hold a controlling interest in the company.

We were formed in December 2014…, page 11

6.   Please revise the reference to regular sales to disclose that you have not had any sales.

Our officers and directors devote limited time to the Company's business…, page 12

7.   Please disclose the number of hours per week your officers will devote to the company's business.

The availability of a large number of authorized but unissued shares…, page 15

8.   You disclose that as of December 31, 2016 you have 3 million shares outstanding. If you sell the 500,000 shares offered by you, then you will no longer have shares available for issuance. Please revise this risk factor accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

9.   Please revise your statement that you have not generated material revenues to disclose that you have not generated any revenues.

Thomas Brooks
Pay My Time Limited
March 30, 2017
Page 3

Plan of Operation, page 24

10. Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

11. Please reconcile the last sentence in this section with your disclosure on page 8, which states that you intend to begin rolling out your products and services in the fourth quarter of 2017.

Directors and Executive Officers, page 28

12. Please disclose the nature of the activities performed by Mr. Brooks for each entity with which he is involved. In addition, for all executive officers, disclose the dates within the past five years that they worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.

Related Transactions, page 30

13. Please tell us why you concluded that the patent purchase and services provided by four directors that you describe on page F-12 are not required to be disclosed or revise. Refer to Item 404 of Regulation S-K.

Item 12. Recent Sales of Unregistered Securities, page 38

14. Please provide the date and amount of securities sold during the past three years. Also disclose the consideration. Refer to Item 701 of Regulation S-K.

Exhibits, page 40

15. Please file the bylaws of the company as an exhibit to your registration statement. Refer to Item 601(b)(3)(ii) of Regulation S-K.

16. Please file as Exhibit 21 a list of your significant subsidiaries.

Exhibit 5.1

17. Please submit a revised legality opinion that separately opines on the shares that are being offered by the selling shareholders and the company. In this regard, the opinion should state that selling shareholder shares were validly issued and are fully paid and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Gabriel Eckstein, Attorney-Advisor, at (202) 551- 3286 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener